DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA

99 GRESHAM ST
LONDON EC2V

15, AVENUE MA
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



05009344

SUPPL

June 28, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



SEC MAIL
PROCESSING
RECEIVED
WASH. D.C.
192
SECTION

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. • Material fact furnished to the *Comisión Nacional del Mercado de Valores* (CNMV) on June 28, 2005 regarding the payment of the complementary dividend of fiscal year 2004.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.



PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

English Summary for Fomento de Construcciones y Contratas, S.A.

– Material fact furnished to the *Comisión Nacional del Mercado de Valores* (CNMV) on June 28, 2005 regarding the payment of the complementary dividend of fiscal year 2004.

FCC FOMENTO DE
CONSTRUCCIONES Y CONTRATAS, S.A.

Madrid, 28 de junio de 2005

DIVIDENDO COMPLEMENTARIO DEL EJERCICIO 2004

De conformidad con las normas establecidas, les comunicamos que el próximo 4 de julio se procederá, según el acuerdo de la Junta General de Accionistas celebrada el pasado 21 de junio, al pago del dividendo complementario de los resultados del Ejercicio 2004 de 0,680 euros brutos por acción, con deducción de la retención que legalmente proceda.

El pago del mismo se efectuará a través de las entidades bancarias siguientes: Banco Bilbao Vizcaya Argentaria (BBVA), Banco Santander Central Hispano (SCH), Caja de Ahorros y Monte de Piedad de Madrid (Cajamadrid), Caja de Ahorros y Pensiones de Barcelona (La Caixa) y Bancoval.

SECRETARIO DEL CONSEJO


SEC MAIL
PROCESSING
RECEIVED
JUN 2 8 2005
WASH, D.C.
192
SECTION